Filed pursuant to Rule 424(b)(3)

File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	October 15, 2026

OFS Credit Company, Inc.

$200,000,000

Common Stock

This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.

The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From January 24, 2020 to October 14, 2026, we sold a total of 18,663,757 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.

Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

September 2026 Financial Update

On October 15, 2026, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of September 30, 2026 is between $2.88 and $2.98. This estimate is not a comprehensive statement of our financial condition or results for the month ended September 30, 2026. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2026, which will be reported in our Annual Report on Form N-CSR.

Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after September 30, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income (“NII”), the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.

The preliminary financial data included in this September 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THIRD QUARTER 2026 HIGHLIGHTS AND FINANCIAL RESULTS

THIRD QUARTER HIGHLIGHTS

•
NII of $4.2 million, or $0.14 per common share, for the fiscal quarter ended July 31, 2026. This compares to NII of $4.4 million, or $0.15 per common share, for the fiscal quarter ended April 30, 2026. NII decreased for the fiscal quarter ended July 31, 2026, primarily due to a smaller investment portfolio, at cost, and a decrease in the interest income yield1 on our investment portfolio. See additional information under “Results of Operations” below.
•
Core net investment income (“Core NII”)2 of $6.3 million, or $0.21 per common share, for the fiscal quarter ended July 31, 2026. This compares to Core NII of $5.5 million, or $0.19 per common share, for the fiscal quarter ended April 30, 2026. Core NII increased for the fiscal quarter ended July 31, 2026, primarily due to an increase in cash flows from issuers making their first payments subsequent to our initial investment. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
•
NAV per common share of $3.32 at July 31, 2026, which decreased by $0.40 from the April 30, 2026 NAV of $3.72. The decrease in NAV was primarily due to a net loss on investments of $0.38 per common share. See additional information under “Results of Operations” below.
•
During the fiscal quarter ended July 31, 2026, the interest income yield1 of our investment portfolio was 11.43%, based on average amortized cost.
•
During the fiscal quarter ended July 31, 2026, we issued 13,500 shares of common stock through our At-the-Market offering, for net proceeds of $0.1 million, after deducting commissions, fees and offering costs.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)	At
	July 31, 2026	April 30, 2026
Balance Sheet Highlights
Total investments, at fair value	$181.5	$197.4
Total outstanding preferred stock - principal	89.9	89.9
Total net assets	98.0	109.0
NAV per common share	3.32	3.72
Asset coverage ratio[3]	209.1%	221.3%

Operating Highlights	For the Fiscal Quarter Ended
(Per common share)	July 31, 2026	April 30, 2026
Net investment income	$0.14	$0.15
Net realized loss on investments	(0.08)	(0.26)
Net change in unrealized depreciation on investments	(0.30)	(0.30)
Loss on redemption of preferred stock[4]	—	—
Net earnings (loss)	$(0.24)	$(0.41)

Reconciliation of Core NII — Non-GAAP[2]
Net investment income	$0.14	$0.15
CLO equity adjustments	0.07	0.04
Core NII	$0.21	$0.19

PORTFOLIO AND INVESTMENT ACTIVITIES

As of July 31, 2026, the total fair value of our investment portfolio was $181.5 million, comprised of broadly syndicated loan CLOs and middle-market loan CLOs with a total fair value of $177.7 million and $3.8 million, respectively. For the fiscal quarter ended July 31, 2026, our CLO equity cash flow yield5 was 14.46% based on amortized cost.

	At
Portfolio Overview ($ in millions)	July 31, 2026	April 30, 2026
Total investments, at fair value	$181.5	$197.4
Total number of issuers	78	81
Weighted-average effective yield[6]	11.67%	11.64%

	For the Fiscal Quarter Ended
Portfolio Purchases ($ in millions)	July 31, 2026	April 30, 2026
CLO equity investments	$0.9	$—
Total investments	$0.9	$—
Weighted-average effective yield - period end	13.05%	N/A

	At July 31, 2026
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$293.3	$179.4
Other CLO equity-related investments (i.e., fee rebates)	1.6	2.1
Total investments	$294.9	$181.5

RESULTS OF OPERATIONS

Interest Income

During the fiscal quarter ended July 31, 2026, interest income decreased to $8.6 million from $9.2 million during the prior quarter. The decrease in interest income was primarily due to a smaller average investment portfolio, at cost, and a decrease in the interest income yield1 on our investment portfolio.

Expenses

During the fiscal quarter ended July 31, 2026, total expenses decreased by $0.4 million to $4.4 million, primarily due to a decrease of $0.4 million in interest expense. The decrease in interest expense related to aggregate preferred stock redemptions of $26.0 million during the prior quarter.

Net Realized and Unrealized Gain (Loss) on Investments

During the fiscal quarter ended July 31, 2026, net loss on investments of $11.3 million was due to net realized losses of $2.4 million and net unrealized depreciation of $8.9 million. The net unrealized depreciation was primarily driven by continued spread compression coupled with concerns and price volatility surrounding software exposure in CLO portfolios, resulting in lower trading prices in market which impacted fair values.

OFS Credit Company, Inc.

Statement of Assets and Liabilities

(Unaudited)

As of July 31, 2026
Assets:
Investments, at fair value (amortized cost of $294,905,754)	$181,500,267
Cash and cash equivalents	7,779,807
Other assets	328,614
Total assets	189,608,688

Liabilities:
Preferred stock (net of deferred issuance costs of $1,420,588)	88,479,412
Payable to adviser and affiliates	2,429,792
Other liabilities	650,700
Total liabilities	91,559,904

Net assets	$98,048,784

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 29,492,216 shares issued and outstanding	$29,492
Paid-in capital in excess of par	225,116,515
Total accumulated losses	(127,097,223)
Total net assets	$98,048,784

Net asset value per common share	$3.32

OFS Credit Company, Inc.

Statements of Operations

(Unaudited)

	Three Months Ended July 31, 2026	Nine Months Ended July 31, 2026
Investment income:
Interest income	$8,645,616	$28,827,560

Operating expenses:
Interest expense	1,724,853	5,991,558
Incentive fees	1,058,191	3,522,745
Base management fees	830,539	2,781,836
Administration fees	328,962	974,607
Professional fees	241,902	768,052
Other expenses	228,405	697,784
Total operating expenses	4,412,852	14,736,582

Net investment income	4,232,764	14,090,978

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(2,379,240)	(10,482,285)
Net change in unrealized depreciation on investments	(8,910,758)	(44,448,029)
Net loss on investments	(11,289,998)	(54,930,314)
Loss on redemption of preferred stock	—	(13,360)
Net decrease in net assets resulting from operations	$(7,057,234)	$(40,852,696)

Weighted-average common shares outstanding	29,378,371	28,928,701

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal periods presented:

	For the Fiscal Quarter Ended July 31, 2026		For the Fiscal Quarter Ended April 30, 2026
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$4,232,764	$0.14	$4,379,722	$0.15
CLO equity adjustments	2,066,595	0.07	1,103,694	0.04
Core NII	$6,299,359	$0.21	$5,483,416	$0.19

The following table provides a reconciliation of GAAP NII to Core NII for the nine months ended July 31, 2026 and 2025:

	For the Nine Months Ended July 31, 2026		For the Nine Months Ended July 31, 2025
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$14,090,978	$0.49	$16,373,941	$0.66
CLO equity adjustments	6,801,447	0.23	8,891,204	0.36
Core NII	$20,892,425	$0.72	$25,265,145	$1.02

1 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).

2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” above.

3 Under the Investment Company Act of 1940, as amended (the “1940 Act”), we are permitted to issue senior securities, including preferred stock, provided that we maintain an asset coverage of at least 200% for senior securities representing indebtedness plus preferred stock, and 300% in the case of senior securities representing indebtedness. Asset coverage of senior securities representing preferred stock is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding preferred stock and debt. Asset coverage of senior securities representing indebtedness is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding debt.

4 For the fiscal quarter ended April 30, 2026, loss on redemption of preferred stock rounds to less than $(0.01) per common share.

5 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost (annualized).

6 Based on amortized cost at period end; excludes discount accretion on CLO debt investments, if applicable.

SCHEDULE OF INVESTMENTS AS OF JULY 31, 2026

On September 17, 2026, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2026, which included the Schedule of Investments as of July 31, 2026. The Schedule of Investments is attached hereto.

Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets
CLO Equity Securities(5)

Allegro CLO XIV, Ltd.
Subordinated Notes	13.19%	8/23/2021	10/15/2038	$8,781,500	$5,526,027	$3,622,276	3.7%

Allegro CLO XV, Ltd.
Subordinated Notes	17.05%	6/10/2022	4/20/2038	5,350,462	3,326,892	2,548,663	2.6%

Allegro CLO XVI, Ltd.
Subordinated Notes	14.15%	4/11/2024	4/25/2037	6,490,084	4,592,050	3,304,259	3.4%

Allegro CLO XVII, Ltd.
Subordinated Notes	17.50%	6/18/2025	7/25/2038	9,670,177	7,379,364	6,640,705	6.8%

Anchorage Capital CLO 1-R, Ltd.
Subordinated Notes(7)(9)	0.00%	10/5/2018	4/13/2031	2,100,000	142,577	1,428	—%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	4.34%	11/16/2020	4/20/2035	6,170,000	4,834,851	1,635,727	1.6%

Apex Credit CLO 2021 Ltd.
Subordinated Notes(6)	0.00%	5/28/2021	7/18/2034	7,140,000	3,795,166	840,786	0.9%

Apex Credit CLO 2022-I Ltd.
Subordinated Notes	12.35%	4/28/2022	10/22/2038	14,060,974	8,255,173	3,601,368	3.7%

Apex Credit CLO 2024-I Ltd.
Subordinated Notes	16.40%	3/7/2024	4/20/2036	3,600,000	2,501,933	1,716,298	1.8%

Apex Credit CLO 13 Ltd.
Subordinated Notes	20.28%	1/23/2025	1/22/2039	10,958,237	8,192,961	8,420,980	8.6%

Ares LV CLO Ltd.
Subordinated Notes	17.90%	11/19/2025	10/15/2037	3,800,000	2,331,795	1,882,127	1.9%

Ares LXXIV CLO Ltd.
Subordinated Notes	13.04%	9/12/2024	10/15/2037	10,000,000	8,072,042	5,934,980	6.1%

Atlas Senior Loan Fund X, Ltd.
Subordinated Notes(6)(7)	0.00%	10/5/2018	1/15/2031	5,000,000	1,990,754	—	—%

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	0.48%	9/20/2021	10/20/2034	6,000,000	3,371,296	1,433,672	1.5%

Ballyrock CLO 19 Ltd.
Subordinated Notes	19.73%	6/30/2025	4/20/2035	4,300,000	1,756,698	1,385,836	1.4%

Barings CLO Ltd. 2018-II
Subordinated Notes	13.17%	2/19/2025	7/15/2036	4,750,000	2,294,011	1,388,150	1.4%

Battalion CLO IX Ltd.
Subordinated Notes - Income(6)(7)	0.00%	10/10/2018	7/15/2031	1,079,022	408,304	—	—%
Subordinated Notes(6)(7)	0.00%	10/10/2018	7/15/2031	1,770,978	670,114	—	—%
				2,850,000	1,078,418	—	—%
Battalion CLO XI Ltd.
Subordinated Notes(6)(7)	0.00%	3/20/2019	4/24/2034	5,000,000	2,569,438	566,356	0.6%

Battalion CLO XV Ltd.
Subordinated Notes	2.98%	5/04/2023	1/17/2033	3,500,000	1,272,981	365,150	0.4%
Subordinated Notes	2.98%	5/04/2023	1/17/2033	3,500,000	1,272,981	365,150	0.4%
				7,000,000	2,545,962	730,300	0.8%
Battalion CLO XIX Ltd.
Subordinated Notes(6)	0.00%	3/16/2021	4/15/2034	5,000,000	1,973,935	379,456	0.4%

BlueMountain CLO XXVI Ltd.
Subordinated Notes	12.26%	8/9/2024	10/20/2034	4,000,000	2,086,644	1,444,748	1.5%

Bridge Street CLO III Ltd.
Subordinated Notes	34.03%	12/28/2022	10/20/2037	6,900,000	3,508,313	3,690,899	3.8%

Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	26.79%	9/28/2023	10/15/2035	4,847,312	3,630,235	3,757,448	3.8%

Canyon CLO 2019-1, Ltd.
Subordinated Notes	13.04%	8/22/2024	7/15/2037	1,000,000	516,699	334,655	0.3%

Carlyle US CLO 2021-10, Ltd.
Subordinated Notes	16.19%	5/09/2025	1/20/2038	7,900,342	3,665,696	2,597,170	2.6%

Dryden 38 Senior Loan Fund
Subordinated Notes(7)(9)	0.00%	10/5/2018	7/15/2030	2,600,000	678,062	30,160	—%

Dryden 83 CLO, Ltd.
Subordinated Notes	16.86%	9/17/2024	4/18/2037	15,000,000	7,286,255	5,529,710	5.6%

Dryden 87 CLO, Ltd.
Subordinated Notes	10.09%	6/2/2021	8/20/2038	7,078,500	4,602,815	2,723,602	2.8%

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets
Dryden 95 CLO, Ltd.
Subordinated Notes(6)	0.00%	7/29/2021	8/20/2034	6,000,000	3,703,244	1,888,633	1.9%

Dryden 98 CLO, Ltd.
Subordinated Notes	1.80%	3/17/2022	4/20/2035	5,500,000	3,570,488	1,828,760	1.9%

Dryden 112 CLO, Ltd.
Subordinated Notes	22.91%	9/4/2024	11/15/2036	11,200,000	6,223,464	4,907,305	5.0%

Dryden 123 CLO, Ltd.
Subordinated Notes	15.01%	4/4/2025	4/15/2038	5,000,000	4,237,586	3,560,510	3.6%

Eaton Vance CLO 2019-1, Ltd.
Subordinated Notes	10.89%	10/1/2024	7/15/2037	26,600,000	13,184,857	7,910,573	8.1%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)(9)	0.00%	10/5/2018	10/25/2030	2,000,000	614,661	—	—%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	8.01%	5/26/2021	4/20/2037	4,810,737	2,609,730	1,367,386	1.4%

Elevation CLO 2021-13, Ltd.
Subordinated Notes(6)	0.00%	6/9/2021	7/15/2034	6,026,765	3,058,371	1,115,701	1.1%

Elevation CLO 2021-14, Ltd.
Subordinated Notes	9.75%	10/29/2021	1/20/2038	11,971,482	6,626,336	2,925,581	3.0%

Elevation CLO 2021-15, Ltd.
Subordinated Notes(6)	0.00%	12/23/2021	1/25/2035	9,000,000	4,927,174	1,386,955	1.4%

Empower CLO 2023-3, Ltd.
Subordinated Notes	13.28%	12/21/2023	1/20/2039	10,675,000	7,111,733	4,740,371	4.8%

Empower CLO 2024-1, Ltd.
Subordinated Notes	6.26%	3/20/2024	4/25/2037	5,024,000	3,776,706	1,912,478	2.0%

Empower CLO 2024-2, Ltd.
Subordinated Notes	3.71%	6/26/2024	7/15/2037	1,350,000	1,091,331	610,991	0.6%

Empower CLO 2025-1, Ltd.
Subordinated Notes	12.38%	5/15/2025	7/20/2038	10,450,000	7,451,530	5,754,133	5.9%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes(7)(9)	0.00%	3/20/2019	7/20/2031	3,000,000	1,190,676	71,700	0.1%

HarbourView CLO VII, Ltd.
Subordinated Notes(7)(9)	0.00%	10/5/2018	7/18/2031	3,100,000	1,886,533	—	—%

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets
ICG US CLO 2021-3, Ltd.
Subordinated Notes	14.76%	8/8/2024	10/20/2034	6,800,000	2,938,889	2,046,838	2.1%

Invesco CLO 2021-2, Ltd.
Subordinated Notes(6)	0.00%	5/24/2024	7/15/2034	6,000,000	2,461,939	739,831	0.8%

Invesco U.S. CLO 2023-1, Ltd.
Subordinated Notes	16.98%	5/31/2024	4/22/2037	9,000,000	6,331,110	4,519,982	4.6%

Jamestown CLO XVI Ltd.
Subordinated Notes(6)	0.00%	7/29/2021	7/25/2034	3,500,000	1,930,809	828,979	0.8%

Kennedy Lewis CLO 14 Ltd. (F/K/A Generate CLO 14 Ltd.)
Subordinated Notes	11.47%	9/27/2024	4/22/2037	21,000,000	16,046,696	9,540,935	9.7%

KKR CLO 35 Ltd.
Subordinated Notes	17.06%	6/5/2025	1/20/2038	7,000,000	4,504,204	3,391,275	3.5%

LCM 31 Ltd.
Subordinated Notes(6)	0.00%	12/18/2020	7/20/2034	1,350,000	645,657	162,205	0.2%

LCM 42 Ltd.
Subordinated Notes	15.94%	12/19/2024	1/15/2038	3,500,000	2,886,475	2,179,135	2.2%

Marble Point CLO XX Ltd.
Subordinated Notes(6)	0.00%	4/9/2021	4/23/2051	5,125,000	2,869,047	1,051,058	1.1%

Marble Point CLO XXI Ltd.
Subordinated Notes	0.40%	8/24/2021	10/17/2051	5,250,000	3,016,596	1,323,112	1.3%

Marble Point CLO XXIII Ltd.
Subordinated Notes(6)	0.00%	12/3/2021	1/22/2052	1,750,000	1,081,394	411,517	0.4%

New Mountain CLO 2 Ltd.
Subordinated Notes	17.91%	4/1/2025	4/15/2034	11,250,000	6,890,108	5,470,807	5.6%

Niagara Park CLO, Ltd.
Subordinated Notes	11.01%	11/8/2019	1/17/2038	4,500,000	3,087,221	1,696,508	1.7%

Northwoods Capital XI-B, Limited
Subordinated Notes	21.68%	3/31/2025	7/19/2037	34,632,954	7,617,448	7,645,917	7.8%

OCP CLO 2017-14, Ltd.
Subordinated Notes	6.73%	9/24/2024	7/20/2037	10,000,000	4,288,436	2,260,768	2.3%

Park Blue CLO 2022-I, Ltd.
Subordinated Notes	14.32%	3/18/2025	10/20/2037	10,000,000	6,201,105	4,140,027	4.2%

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets
Park Blue CLO 2022-II, Ltd.
Subordinated Notes	13.05%	9/27/2024	7/20/2037	5,325,000	4,187,977	3,148,115	3.2%

Park Blue CLO 2023-3, Ltd.
Subordinated Notes	16.35%	7/9/2025	4/20/2038	14,500,000	8,192,249	5,921,690	6.0%

PPM CLO 2 Ltd.
Subordinated Notes	4.06%	10/15/2024	4/16/2037	2,000,000	695,942	254,231	0.3%

Regatta XIX Funding Ltd.
Subordinated Notes	19.69%	11/7/2025	10/20/2038	1,000,000	624,094	536,226	0.5%

Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes(6)	0.00%	8/25/2023	4/20/2034	4,500,000	1,918,495	681,956	0.7%

Rockford Tower CLO 2025-1, Ltd.
Subordinated Notes	17.18%	3/7/2025	3/31/2038	8,000,000	5,945,991	4,839,662	4.9%

Signal Peak CLO 7, Ltd.
Subordinated Notes	14.56%	2/4/2025	10/20/2037	5,674,500	2,744,652	1,556,451	1.6%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(6)(7)	0.00%	11/2/2018	4/18/2031	4,000,000	599,847	—	—%

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	2.28%	3/28/2022	4/15/2038	6,339,779	3,764,961	1,400,747	1.4%

Trimaran CAVU 2021-2 Ltd.
Subordinated Notes	21.76%	8/20/2024	10/25/2034	2,000,000	810,673	637,505	0.7%

Trinitas CLO VIII, Ltd.
Subordinated Notes(6)(7)	0.00%	4/28/2021	7/20/2117	2,800,000	1,248,940	—	—%

Vibrant CLO X, Ltd.
Subordinated Notes(7)(9)	0.00%	5/23/2019	10/20/2031	8,000,000	2,720,176	—	—%

Vibrant CLO XIII, Ltd.
Subordinated Notes	9.52%	6/3/2021	1/15/2038	5,000,000	3,741,205	1,833,198	1.9%

Vibrant CLO XV, Ltd.
Subordinated Notes	11.40%	8/21/2023	1/20/2035	4,000,000	2,343,183	1,398,005	1.4%

Voya CLO 2017-4, Ltd.
Subordinated Notes(7)(9)	0.00%	10/05/2018	10/15/2030	1,000,000	279,656	—	—%

Wellfleet CLO 2021-1, Ltd.
Subordinated Notes	11.56%	7/30/2025	4/20/2034	4,830,000	1,475,241	812,177	0.8%

Company and Investment(1)(2)	Interest Rate / Effective Yield(3)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (4)	Percent of Net Assets
Wildwood Park CLO, Ltd.
Subordinated Notes	13.09%	11/5/2024	10/20/2037	5,000,000	4,073,731	2,877,505	2.9%

Zais CLO 3, Limited
Subordinated Notes - Income(6)(7)	0.00%	10/10/2018	7/15/2031	1,038,255	491,947	—	—%
Subordinated Notes(6)(7)	0.00%	10/10/2018	7/15/2031	1,761,745	834,659	—	—%
				2,800,000	1,326,606	—	—%

Total CLO Equity Securities				$526,482,805	$293,261,235	$179,429,198	183.0%

Other CLO equity-related investments
CLO other(8)					$1,644,519	$2,071,069	2.1%

Total Investments				$526,482,805	$294,905,754	$181,500,267	185.1%

Cash Equivalents
First American Treasury Obligations Fund Class Z(10)	3.57%			$7,779,807	$7,779,807	$7,779,807	7.9%

Total Investments and Cash Equivalents				$534,262,612	$302,685,561	$189,280,074	193.0%

(1)
These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)
The Company does not “control” and is not an “affiliate” of any of its portfolio investments, each as defined in the 1940 Act. In general, under the 1940 Act, the Company would be presumed to “control” a portfolio investment if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if the Company owned 5% or more of its voting securities.
(3)
The rate disclosed on collateralized loan obligation (“CLO”) equity and equity-related securities is the estimated effective yield, generally established at purchase, and re-evaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. As of July 31, 2026, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 11.67%. Excluding optionally redeemed CLOs, the weighted average effective yield on total investments, based on current amortized cost, was 11.98%.
(4)
The fair value of all investments was determined in good faith by OFS Capital Management, LLC (the Company’s investment adviser) using significant, unobservable inputs. The fair value of the investments may differ significantly from the values that would have been used had a ready market or observable inputs existed for such investments and may differ materially from the values that may ultimately be received or settled.
(5)
Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities of the CLO less contractual payments to debt holders and CLO-fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(6)
As of July 31, 2026, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(7)
Non-income producing. The Company has not recognized income on the security during the prior twelve-month period preceding the period-end date.
(8)
Fair value represents discounted cash flows associated with fee rebates earned from CLO equity-related investments.

(9)
As of July 31, 2026, the investment has been optionally redeemed and is in the process of liquidating. Commencing on the optional redemption date, the Company stops accruing interest income and remaining residual distributions are recognized as a return of capital up to the amount of current amortized cost, and realized gain for any amounts received in excess of current amortized cost, if applicable.
(10)
Represents cash equivalents held in a money market fund as of July 31, 2026.